UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number:  000-51625

China Linen Textile Industry, Ltd.
(Translation of registrant’s name into English)

Chengdong Street
Lanxi County, Heilongjiang Province 151500
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry Into a Material Definitive Agreement

On November 3, 2010, China Linen Textile Industry, Ltd., an exempted company incorporated in the Cayman Islands (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”), with certain institutional and accredited investors (the “Investors”) for the issuance and sale of an aggregate of approximately $7 million of 7.5% notes (the “Notes”) that are convertible into the Company’s ordinary shares, par value $.002 per share (the “Ordinary Shares”) for aggregate gross proceeds of approximately $6.4 million (the “Offering”).

The Notes carry a fixed conversion price of $1.52, which is equal to 115% of the 10-day volume weighted average price prior to November 3, 2010, and have a two-year repayment term during which interest payments are due quarterly.  The conversion price of the Notes is subject to adjustment in the event that the Company issues or sells Ordinary Shares for a price less than the conversion price in effect at the time of such issuance or sales, to such lower issuance or sale price.  The principal and accrued interest under the Notes may be converted into Ordinary Shares at any time after the closing date, subject to certain limitations described in the Notes.  At any time after the one-year anniversary of the closing date, the Company may elect to redeem all or any portion of the outstanding amount due under the Notes for a sum equal to 107% of such outstanding amount, plus any accrued and unpaid interest and other charges due on such amount.  In the event of a change in control of the Company, a majority of the holders of the aggregate principal amount of the Notes then outstanding may require the Company to redeem all or any portion of the then-outstanding amounts due under the Notes, on a pro-rata basis among holders of the Notes, in cash at a price equal to the greater of (a) 110% of such amount, plus any accrued and unpaid interest and other charges due on such amount (the “Conversion Amount”), and (b) the product of (i) the Conversion Amount being redeemed multiplied by (ii) the quotient determined by dividing (x) the greatest closing sale price of the Ordinary Shares during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the change of control of the Company and (2) the public announcement of such change of control of the Company, and ending on the date the holder delivers the change of control redemption notice by (y) the conversion price then in effect.

In connection with the Offering, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investors.  Pursuant to the Registration Rights Agreement, the Company has reserved for issuance 6,025,330 Ordinary Shares that may be issued upon conversion of the Notes, which represents 130% of the Ordinary Shares issuable upon conversion at $1.52.  Pursuant to the Registration Rights Agreement, the Company agreed to file a registration statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) to register for resale the Ordinary Shares issuable under the Notes within 60 calendar days of the closing date of the Offering, and to use its best efforts to have the Registration Statement declared effective within 90 calendar days of the closing date of the Offering or within 195 calendar days of the closing of the Offering in the event of a full review of the Registration Statement by the SEC.  The Company is obligated to pay liquidated damages of 1% of the dollar amount of the Notes sold in the Offering upon the initial occurrence and each thirty-day anniversary of such occurrence until cured, payable in cash, if the registration statement is not filed and declared effective within the foregoing time periods and in the event that the Company fails to maintain an effective Registration Statement pursuant to the terms of the Registration Rights Agreement.  Rodman & Renshaw, LLC acted as the placement agent for the Company.

Net proceeds from the Offering are expected to fund the acquisition of Lanxi Tianxianfang Linen Co., Ltd., which includes a 23,358 square foot building in Lanxi Town, China, a spinning production line with an annual capacity of approximately 620 tons of linen yarn, and a bleaching factory with annual capacity to bleach 10 million meters of linen fabric, which the Company is currently leasing.

A copy of the form of Notes, the Purchase Agreement and the Registration Rights Agreement are incorporated herein by reference as Exhibits 4.2, 4.3 and 4.4, respectively, to this Form 6-K.

Unregistered Sales of Equity Securities

The Company hereby incorporates by reference its above response in “Entry Into a Material Definitive Agreement” with regard to the terms, conditions and sale of the Notes. Each Investor represented to the Company that it was a “accredited investor” and made other investment representations and agreed that the Notes and Ordinary Shares shall bear a restrictive legend against resale without registration under the Securities Act or an exemption from the Securities Act.

A copy of the form of Notes, Purchase Agreement and the Registration Rights Agreement are incorporated herein by reference as Exhibits 4.2, 4.3 and 4.4, respectively, to this Form 6-K. The descriptions of the Notes, Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the exhibits filed herewith and incorporated by this reference.

The sale of the Notes was made pursuant to Section 4(2) of the Securities Act for transactions not involving a public offering and/or Regulation D, as promulgated by the SEC under the Securities Act, and in reliance upon exemptions from registration under applicable state securities laws.

Exhibits

4.1           Press Release dated November 4, 2010

4.2           Form of Senior Unsecured Convertible Note

4.3           Form of Securities Purchase Agreement

4.4           Form of Registration Rights Agreement

4.5           Form of Lock-up Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Linen Textile Industry, Ltd.

By:	/s/ Gao Ren
Name: Gao Ren
Title: Chief Executive Officer

Dated: November 5, 2010